FILED PURSUANT TO RULE 424(B)(3)
                                                          (REG. NO. 333-75091)
PROSPECTUS                                                              [LOGO]

                          312,850 SHARES
                  NATIONAL CITY BANCSHARES, INC.
                           COMMON STOCK


      The information in this prospectus is not complete, and may be changed. This prospectus is included in a registration statement that has been filed with the Securities and Exchange Commission. The selling shareholders cannot sell these securities until that registration statement becomes effective. This prospectus is an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                        NATIONAL CITY BANCSHARES, INC.
                                227 MAIN STREET
                                 P.O. BOX 868
                        EVANSVILLE, INDIANA  47705-0868
                                (812) 464-9677
                               ________________

   This prospectus covers the sale of up to 312,850 shares of common stock of National City Bancshares, Inc. ("NCBE").

   Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "NCBE". On April 9, 1999, the last sale price of our common stock as reported by Nasdaq was $25 1/2 per share.

   The shareholders named in this prospectus are offering these shares for sale. Any or all of these shares may be sold, from time to time, by means of ordinary brokerage transactions or otherwise. See "Plan of Distribution." We will receive none of the proceeds of the sale of these shares.

   INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                              __________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                              ___________________

                The date of this prospectus is April 12, 1999.

   We have not authorized anyone (including any salesman or broker) to give oral or written information about this offering that is different from the information included in this prospectus or that is not included in this prospectus.


                               TABLE OF CONTENTS

                                                                          PAGE

WHERE YOU CAN FIND MORE INFORMATION.........................................

RISK FACTORS................................................................
   Risks Associated with Acquisitions.......................................
   Impact of Interest Rate Changes..........................................
   Credit Risks............................................................
   Regulatory Risks........................................................
   Exposure to Local Economic Conditions...................................
   Competition.............................................................
   Risks Relating to Year 2000 Problem.....................................

ABOUT NCBE..................................................................

USE OF PROCEEDS.............................................................

SELLING SHAREHOLDERS........................................................

PLAN OF DISTRIBUTION........................................................

LEGAL MATTERS...............................................................

EXPERTS.....................................................................


   References in this prospectus to "we," "us," "our" and "NCBE' refer to National City Bancshares, Inc. and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

   Federal securities law requires NCBE to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, NCBE files annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

      New York Regional Office, Seven World Trade Center, Suite 1300,
        New York, New York  10048

      Chicago Regional Office, Citicorp Center, 500 West Madison Street,
        Suite 1400, Chicago, Illinois  60661

   You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that, like NCBE, file information electronically with the Commission. You can also inspect information about NCBE at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, Washington, D.C. 20006.

   The Commission allows NCBE to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information we've included in this prospectus. We incorporate by reference the documents listed below. We also incorporate by reference any future filings NCBE makes with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all of the shares or until the offering of the shares is otherwise ended. This prospectus is part of a registration statement that we filed with the Commission (Registration No. 333-75091).


FILINGS                                             PERIOD

Annual Report on Form 10-K                          Year ended December 31, 1998
Proxy Statement                                     Filed April 22, 1998

The description of NCBE Common Stock set forth in the Registration Statement on Form 8-A/A dated June 12, 1998, including any amendment or report filed with the Commission for the purpose of updating such description.

   You can request a free copy of these filings by writing or calling us at the following address:

                        National City Bancshares, Inc.
                                 P.O. Box 868
                        Evansville, Indiana  47705-0868
                        Attention:  Investor Relations
                                (812) 464-9677

   You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information or additional information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.


                                 RISK FACTORS

   INVESTING  IN  OUR  COMMON  STOCK  INVOLVES  CERTAIN  RISKS.   THIS  SECTION
DESCRIBES SOME, BUT NOT ALL, OF THESE RISKS. THE ORDER IN WHICH THESE RISKS ARE LISTED DOES NOT NECESSARILY INDICATE THEIR RELATIVE PRIORITY. YOU SHOULD CAREFULLY CONSIDER THESE RISKS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

   THIS PROSPECTUS (INCLUDING INFORMATION INCLUDED OR INCORPORATED BY REFERENCE HEREIN) CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES, FUTURE PERFORMANCE AND BUSINESS. THESE STATEMENTS INCLUDE WORDS SUCH AS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," "ESTIMATE" OR SIMILAR EXPRESSIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS.

RISKS ASSOCIATED WITH ACQUISITIONS

   We have grown significantly in recent years as a result of acquisitions. During 1998, we acquired eleven financial institutions and one branch. Our future profitability will depend upon our ability to improve the profitability of acquired companies and to realize expected operational synergies. Acquisitions involve numerous risks, including unexpected costs or other difficulties in assimilating operations of acquired companies, diversion of our attention from other business concerns, risks of entering new geographic markets, loss of key employees of acquired companies and the risks of undisclosed liabilities. Acquisitions may result in dilutive issuances of equity securities, incurring additional debt and the amortization of expenses related to goodwill and intangible assets. As the consolidation of the banking industry continues, the competition for suitable acquisition candidates will increase. We compete with other banking companies for our acquisition opportunities and many of these competitors have greater financial resources and acquisition experience than we do.

IMPACT OF INTEREST RATE CHANGES

   Like other bank holding companies, we derive our results of operations principally from net interest income -- the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. Regional and local economic conditions and the policies of regulatory authorities, including the monetary policies of the Federal Reserve Board, affect interest income and interest expense. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, we cannot assure you that such measures will be effective.

CREDIT RISKS

   As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local markets. Our credit risk with respect to our real estate mortgage and construction loan portfolio relates principally to the general creditworthiness of individuals and the value of real estate serving as security for the repayment of the loans.

REGULATORY RISKS

   The banking industry is heavily regulated. These regulations are primarily intended to protect depositors and the FDIC, not our shareholders or other creditors. Regulations affecting financial institutions are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. We cannot assure you that such modifications or new laws will not adversely affect us.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

   Our success depends to a certain extent upon the general economic conditions of the local markets that we serve. Unlike larger banks which are more geographically diversified, we provide financial and banking services to customers in those markets in Indiana, Kentucky, Illinois and Ohio, including a number of rural markets, where our banks operate. We cannot assure you that favorable economic conditions will exist in such markets.

COMPETITION

   We face substantial competition for deposit, credit and trust relationships, as well as other sources of funding in all of the markets we serve. Competing providers include other national and state banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, money market funds and other financial and nonfinancial companies. Many of our competitors have greater financial resources and offer a broader range of services than we do.

RISKS RELATING TO YEAR 2000 PROBLEM

   Many existing computer programs were designed to use only two digits to identify a year in the date field without considering the impact of the upcoming change in the century. If not corrected, critical computer applications could fail or create erroneous results by or at the year 2000. We are committed to a plan for achieving compliance with the risks created by the "Year 2000 problem." We believe that the expenditures required to bring our data processing systems into compliance will not have a materially adverse effect on us. However, the Year 2000 problem is pervasive and complex and can potentially effect any computer process. We cannot assure you that our efforts to remediate our Year 2000 problems (or other persons' efforts to remediate their Year 2000 problems) will be successful.

                                  ABOUT NCBE

GENERAL

   NCBE is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. As of the date of this prospectus, NCBE owned 15 financial institutions operating from a total of 68 locations in Indiana, Illinois, Kentucky and Ohio. NCBE also owns a leasing subsidiary and a property management company.

   NCBE is a legal entity separate and distinct from its bank and nonbank subsidiaries. Accordingly, the right of NCBE, and therefore the right of NCBE's creditors and shareholders, to participate in any distribution of the assets or earnings of such subsidiary is necessarily subject to the prior claims of creditors of such subsidiary except to the extent that claims of NCBE in its capacity as a creditor may be recognized. The principal sources of NCBE's revenues are dividends, interest on loans and fees from such subsidiaries. Federal and state law restricts the ability of certain of such subsidiaries to pay dividends to NCBE.

   As of December 31, 1998, NCBE had total assets of $2.2 billion, total deposits of $1.7 billion and shareholders' equity of $218.3 million.

   NCBE is an Indiana corporation and its principal executive offices are located at 227 Main Street, Evansville, Indiana 47708 and its telephone number is (812) 464-9677.


                                USE OF PROCEEDS

   All of the shares of the common stock, without par value, of NCBE (the "Shares") offered hereby are being sold by the persons identified in the prospectus (the "Selling Shareholders"). NCBE will not receive any of the proceeds from the sale of the Shares. NCBE will pay certain expenses relating to this offering, estimated to be approximately $17,500. See "Selling Shareholders."


                             SELLING SHAREHOLDERS

   The following table sets forth certain information regarding ownership of the NCBE Common Stock by the Selling Shareholders as of April 9, 1999, including the number of Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer all or a portion of the Shares for resale from time to time. See "Plan of Distribution." All of the Shares were issued in connection with the acquisitions by NCBE of Downstate Banking Co. ("DBC") and Commonwealth Commercial Corp. ("CCC") on October 31, 1998 in transactions that were exempt from registration under the Securities Act of 1933, as amended, in reliance upon the exemption provided by Section 4(2) thereof. The registration statement of which this prospectus is a part was filed pursuant to the definitive agreements relating to such acquisitions.

SELLING SHAREHOLDERS                    NUMBER OF             NUMBER OF         SHARES OF COMMON STOCK BENEFICIALLY
                                        SHARES OF             SHARES OF              OWNED AFTER OFFERING (1)
                                      COMMON STOCK          COMMON STOCK
                                      BENEFICIALLY         OFFERED HEREBY
                                     OWNED PRIOR TO
                                      OFFERING (1)
                                                                                  NUMBER        PERCENT
Downstate National Bank                   9,464                 9,464               0              *
Employee Stock
Ownership Plan
David J. Emerson (2)                     76,976                76,976               0              *
Patricia Emerson (2)                     11,526   (3)          11,526               0              *
James F. Emerson                          8,648                 8,648               0              *
Larry Flynn                               2,185                 2,185               0              *
Jeffery Grimes                            4,551                 4,551               0              *
Wendel and Wilda Bridges                  5,985                 5,985               0              *
Irma Dell McNay Memorial                  3,192                 3,192               0              *
Trust
R.C. McNay Trust Under Will                 798                   798               0              *
Oscar Dixon (4)(5)                          399                   399               0              *
Elsie Ervin                               8,778                 8,778               0              *
L. Barry Keach (4)                          399                   399               0              *
Anna Sam Cassell Lanter as               39,900                39,900               0              *
  trustee for the Anna Sam
  Cassell Lanter Living Trust
Julia P. Lanter                          27,531                27,531               0              *
Mark Lanter                              22,344                22,344               0              *
Ottis Paul Lanter as trustee             39,900                39,900               0              *
  for the Ottis Paul
  Lanter Living Trust(4)
Paul C. Lanter (4)                       39,102                39,102               0              *
Amos J. Lunsford (4)                      6,384                 6,384               0              *
Willie Mathis Jr. (4)                       399                   399               0              *
Loretta E. Norris                         2,394                 2,394               0              *
Helen Webb                                1,995                 1,995               0              *

* The number of shares indicated does not exceed one percent of the number of shares of Common Stock outstanding.

   (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table, each Selling Shareholder named in the table above has sole voting and investment power with respect to the shares set forth opposite such Selling Shareholder's name.

   (2) This person served as a director or executive officer of DBC within the last three years.

   (3) Includes 5,574 shares which may be acquired within 60 days of the date of this prospectus upon the exercise of an outstanding option owned by such Selling Shareholder.

   (4) This person served as a director or executive officer of CCC within the last three years.

   (5) This person is currently a director of a subsidiary bank of NCBE.


                             PLAN OF DISTRIBUTION

   All or part of the Shares may be offered by the Selling Shareholders from time to time in transactions on the Nasdaq Stock Market, in privately negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. For purposes of this prospectus, the term "Selling Shareholders" includes donees, transferees, pledgees or other successors in interest of or to the Selling Shareholders that receive the Shares as a gift, partnership distribution or other non-sale related transfer. The Selling Shareholders will act independently of NCBE in making decisions with respect to the timing, manner and size of each sale. The methods by which the Shares may be sold or distributed may include, but are not limited to, the following:

      (a)a cross or block trade in which the broker or dealer engaged by the Selling Shareholders will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      (b)purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

      (c)an exchange distribution in accordance with the rules of such exchange;

      (d)ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      (e)privately negotiated transactions;

      (f)short sales or borrowings, returns and reborrowings of the Shares pursuant to stock loan agreements to settle short sales;

      (g)delivery in connection with the issuance of securities by issuers, other than NCBE, that are exchangeable for (whether on an optional or mandatory basis), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

      (h)a combination of any such methods of sale or distribution.

   In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the Selling Shareholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Shareholders may also sell the Shares in accordance with Rule 144 under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

   If the Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time, in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Shares specified in such prospectus supplement if any such Shares are purchased. This prospectus also may be used by brokers who borrow the Shares to settle short sales of shares of NCBE Common Stock and who wish to offer and sell such Shares under circumstances requiring use of the prospectus or making use of the prospectus desirable.

   From time to time, the Selling Shareholders may engage in short sales, short sales against the box, puts, calls and other transactions in securities of NCBE, or derivatives thereof, and may sell and deliver the Shares in connection therewith.

   None of the proceeds from the sales of the Shares by the Selling Shareholders will be received by NCBE. NCBE will bear certain expenses in connection with the registration of the Shares being offered by the Selling Shareholders, including all costs incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

   The Selling Shareholders, and any broker-dealer who acts in connection with the sale of Shares hereunder, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. NCBE has agreed to indemnify the Selling Shareholders, any underwriters and certain other participants in an underwriting or distribution of the Shares and their directors, officers, employees and agents against certain liabilities, including liabilities arising under the Securities Act.


                                 LEGAL MATTERS

   The validity of the Common Stock offered hereby will be passed upon for NCBE by Baker & Daniels, Indianapolis, Indiana.


                                    EXPERTS

   The consolidated financial statements of NCBE and subsidiaries as of December 31, 1998 and 1997 and each of the three years in the three-year period ended December 31, 1998, incorporated by reference to NCBE's Report on Form 10-K for the year ended December 31, 1998, have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as set forth in their report and incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.